Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

ZAPATA CORPORATION

Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	June 30, 2003	June 30, 2002
	(unaudited)	(unaudited)

Net income (in thousands)	$2,364	$1,218
Weighted average common shares outstanding – basic	2,391	2,391
Net income per share – basic	$0.99	$0.51
Dilutive effect of outstanding options	11	5
Weighted average common shares outstanding – diluted	2,402	2,396
Net income per share – diluted	$0.98	$0.51

	Six Months Ended	Six Months Ended
	June 30, 2003	June 30, 2002
	(unaudited)	(unaudited)

Net income (in thousands)	$3,114	$2,442
Weighted average common shares outstanding – basic	2,391	2,391
Net income per share – basic	$1.30	$1.02
Dilutive effect of outstanding options	10	4
Weighted average common shares outstanding – diluted	2,401	2,395
Net income per share – diluted	$1.30	$1.02

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